UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release dated February 1, 2010

Exhibit 99.1

For Immediate Release	February 1, 2010
TSX: CTQ
NYSE AMEX: ETQ

OFFER AND DIRECTORS’ CIRCULAR MAILED IN RESPECT OF C$8.60 PER SHARE OFFER
BY CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. FOR CORRIENTE RESOURCES

VANCOUVER, BRITISH COLUMBIA, February 1, 2010 – Corriente Resources Inc. ("Corriente") is pleased to announce that the formal bid circular in respect of the offer by CRCC-Tongguan Investment (Canada) Co., Ltd. (the "Offeror"), a jointly-owned indirect subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC") to acquire at a price of C$8.60 in cash per share all of the outstanding common shares of Corriente, including all shares that may be issued on the exercise of options granted under Corriente’s stock option plan, has been mailed to Corriente’s registered shareholders and option holders. Corriente has also mailed its directors’ circular recommending that Corriente’s shareholders accept the offer.

On December 28, 2009, Corriente, CRCC and Tongling announced the intention of CRCC and Tongling to make a supported take-over bid for Corriente, valuing the total common share capital of Corriente at approximately $679 million (on a fully-diluted basis). The offer represents a 27% premium to Corriente’s average trading price on the Toronto Stock Exchange for the 30 trading days ended December 24, 2009, the last trading day before the announcement of the support agreement. All officers and directors and certain employees of Corriente, representing in aggregate approximately 13.2% of the common shares outstanding on a fully-diluted basis, have agreed to tender their shares to the offer pursuant to lock-up agreements entered into with the Offeror.

The offer is scheduled to expire at 5:00 p.m. (Vancouver time) on Thursday, March 25, 2010.

Full particulars of the offer are set out in the offer and circular filed by the Offeror, and the directors’ circular filed by Corriente. These documents are available on the Canadian Securities Administrators’ website at www.sedar.com, on the United States Securities and Exchange Commission’s website at www.sec.gov, and on Corriente’s website at www.corriente.com.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

Corriente shareholders with procedural questions regarding the offer process should contact Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offeror, at:

North America Toll Free: 1-866-374-0472
Outside North America, Bank and Brokers Call Collect: +1 212-806-6859
Email: gsproxygroup@gscorp.com

Corriente Contact
Dan Carriere, Senior Vice-President,
(604) 687-0449
dcarriere@corriente.com

Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the structure and timing of the proposed transaction. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that any condition to the purchasers’ obligations under the offer will not be met or that the acquisition of the Company’s shares will not be completed for any other reason. Although these forward-looking statements are based on the expectations of management as of the date of this news release, we cannot guarantee future results, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: February 1, 2010
By:	/s/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer